Exhibit 99.1

EARNINGS PRESS RELEASE

MMT delivers highest ever Quarterly Adjusted Operating Profit1 of $16.5 Million

Gross Bookings at $1.6 Billion, grew by 487.5% YoY and 63.3% QoQ

National, July 27, 2022 (NASDAQ: MMYT) — MakeMyTrip Limited, India’s leading travel service provider, today announced its unaudited financial and operating results for its fiscal first quarter ended June 30, 2022 as attached herewith and available at www.sec.gov/ and on our website.

Business & Financial Highlights | Q1 FY2023

	Q1 FY23 ($ Million)	Q1 FY22 ($ Million)	YoY Change (Constant Currency)[2]
Gross Bookings	1,612.5	286.7	487.5%
Revenue as per IFRS	142.7	32.8	354.6%
Adjusted Margin[1]
Air Ticketing	60.6	19.2	230.0%
Hotels and Packages	66.9	12.3	470.5%
Bus Ticketing	20.8	3.9	451.1%
Others	7.9	2.5	224.9%
Results from Operating Activities	4.3	(19.5)
Adjusted Operating Profit (Loss)[1] (also known as Adjusted EBIT)[3]	16.5	(8.6)

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Q1 FY23 Gross Bookings grew by 487.5% YoY to approximately $1.6 billion. Our strong recovery is attributable to increased demand for travel during the summer holiday season, and pent-up demand for leisure travel.  Even on QoQ basis, Gross Booking growth was 63.3% indicating continued strong recovery momentum.

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Adjusted Operating Profit[1] of $16.5 million in Q1 FY23, as compared to Adjusted Operating Loss[1] of $8.6 million in Q1 FY22. This is primarily due to our long-term cost rationalisation measures and the strong operating leverage of our business.

Commenting on the results, Rajesh Magow, Group Chief Executive Officer, MakeMyTrip, said,

“We witnessed strong recovery during the first quarter of fiscal year 2023, largely attributable to increased demand for travel during the summer holiday season and pent-up demand for leisure travel. While consumer sentiment for travel remains extremely positive, high aviation fuel prices leading to increased air fares continue to impact the recovery of the travel market compared with pre-pandemic levels, particularly with respect to international travel. Our comprehensive suite of travel offerings, along with the strength of our brands, makes us the preferred choice for customers in India, helping us to achieve our aim of profitable growth.”

Notes:

(1)

This is a non-IFRS measure. Reconciliations of non-IFRS measures to IFRS financial measures, and operating results are included at the end of the earnings release. For more information, see “About Key Performance Indicators and Non-IFRS Measures” in our earnings release.

(2)

Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the rates in effect during the comparable period in the prior fiscal year.

(3)	Adjusted Operating Profit (Loss) is commonly referred to among investors and analysts in India as Adjusted EBIT.